GPC Biotech AG, Fraunhoferstr. 20, D-82152 Martinsried

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.                                          December 6, 2006
Mail Stop 6010
Washington, DC  20549



Re:  GPC Biotech AG
     Form 20-F for Fiscal Year Ended December 31, 2005
     File No. 0-50825


Dear Mr. Rosenberg:

GPC Biotech AG (the "Company") received comments of the staff of the Securities and Exchange Commission in a letter, dated August 16, 2006 (the "Comment Letter") to which the Company responded in a letter dated September 29, 2006 (the "Response Letter"). The Company then received three follow-up questions to the Response Letter which were conveyed orally by Mark Brunhofer, Senior Staff Accountant (hereinafter referred to as the "Staff") in a telephone conversation on November 15, 2006 and are summarized below (the "Questions").

Set forth below are the Company's responses to the Questions. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the original Comment Letter and the text set forth in italics below contains a written summary of the orally conveyed Questions.


Form 20-F for the year ended December 31, 2005
----------------------------------------------

Operating and Financial Review and Prospects
--------------------------------------------

Results of Operations and Related Information, page 55
------------------------------------------------------

1. The Staff's first follow-up question related to the Staff's original comment No. 1, regarding estimates of the costs required to complete each of the Company's current development projects whose completion is imminent.

As a result of its discussion with the Staff, the Company proposes to revise the disclosure set forth in the original Response Letter and include the following disclosure in its report

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on Form 20-F for the fiscal year ended December 31, 2006 and in its future reports on Form 20-F thereafter:

     As of December 31, 2006 we estimate that the costs to complete our ongoing SPARC (Phase III) registrational trial and to achieve marketing approval for satraplatin in the indication of second line HRPC will not exceed
     (euro)[ ]. This estimate does not take into consideration post-approval activities, if any, which may be required by the regulatory authorities, such as Phase IV trials. We are unable to reliably estimate the costs to complete our other earlier stage drug development projects relating to satraplatin in indications other than second-line HRPC and for our other development projects due to uncertainties associated with clinical trials. Any estimates to complete a research and development project in Phase II trials, Phase I trials or pre-clinical trials are highly speculative and may differ materially from expenses ultimately incurred for such projects because there are many factors outside of our control that could delay or possibly prevent successful completion of our research and development projects.

     Furthermore, all estimates, including the estimate provided in the previous paragraph, are forward-looking, subjective and may be subject to change due to the numerous risks and uncertainties associated with developing biopharmaceutical products, including but not limited to significant changes in government regulations, the uncertainty of future preclinical and clinical study results and uncertainties and the unpredictability associated with regulatory approvals, product development, manufacturing and marketing.

Contractual Obligations, page 66
--------------------------------

2. The Staff's second follow-up question related to the Staff's original comment No. 2 regarding the Company's contingent milestone obligations.

The Company would like to direct the Staff's attention to Footnote 4 in its Report on Form 6-K reporting its Financial Results for the Third Quarter and First Nine Months of 2006 and furnished on November 9, 2006, subsequent to the Response Letter, which contained the following disclosure:

     As of September 30, 2006, the Company accrued for two milestone obligations to a third party whereby an amount of (euro) 4.8 million was charged to research and development expenses. These contractual obligations become due upon the acceptance for filing of a New Drug Application (NDA) by the U.S. Food and Drug Administration (FDA), as well as upon the acceptance for filing of the first Marketing Authorization Application (MAA) with the European Medicines Agency (EMEA). Based on the positive results from the satraplatin Phase 3 registration trial in second-line hormone-refractory prostate cancer announced during the three months ended September 30, 2006, the Company deemed both milestone events to be probable.


The Company accrued for the milestones and included this disclosure after receiving (and publicly announcing) positive topline results for its SPARC (satraplatin Phase III registrational) trial.

In its future reports on Form 20-F, the Company intends to revise the contractual obligations table to include these amounts in the aggregate.

Note 5: Acquisition of Significant Assets, page F-15
----------------------------------------------------

5. As the third follow-up question to original comment No. 5 in the Comment Letter relating to the accounting for the acquisition of the cash as a financing activity instead of an investing activity, the Staff asked to clarify whether the shell company

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     would have raised the (euro)10.7 million of equity contributions irrespective of the subsequent acquisition by it of substantially all of the assets of Axxima (and the shell company's own subsequent acquisition by the Company) and whether the Company would have acquired the shell company without it being funded with (euro)10.7 million of equity.

The Company advises the Staff that the transactions were factually conditioned on each other and neither would have occurred without the other. Also, the Asset Purchase Agreement between Blitz 05-001 GmbH (herein generally referred to as the "shell company") and Axxima's Insolvency Receiver contains a condition precedent in Section 13 that the Supervisory Board of the Company consents to the transaction. This consent of the Supervisory Board approved the capital increase of the Company and the issuance of shares of Common Stock to the various private equity investors who funded the aforementioned capital contribution to the shell company.

The Company intends to clarify this point in its future filings on Form 20-F by inserting the following disclosure:

     The cash infusion of the investors for the benefit of the holding company was conditioned on the subsequent acquisition of such holding company by us and vice versa.

                                    ********

In responding to the Staff's comments, please be advised that the Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

o Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action under federal securities law of the United States; and

o the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or another member of the Staff has any further questions or comments concerning these responses or if you require additional information, please feel free to contact Mirko Scherer, Senior Vice President and Chief Financial Officer at +49 (89) 85652600 or Kristina Beirne, Assistant General Counsel, (609) 524-1028.

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Very truly yours,


The Management Board of GPC Biotech AG
represented by:


    /s/ Mirko Scherer
-------------------------------
Name:   Dr. Mirko Scherer
Title:  Chief Financial Officer



    /s/ Elmar Maier
-------------------------------
Name:   Dr. Elmar Maier
Title:  Senior Vice President
        Business Development



cc:  Mark Brunhofer, Senior Staff Accountant
     Brent Hatzis-Schoch, Vice President and General Counsel
     Danielle Carbone, Shearman & Sterling LLP



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